

RECEIVED
2005 JUL 18 P 2:28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

July 14, 2005





Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs or Madames:

**Re: United Grain Growers Limited – File No. 82-34725
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities and Exchange Act of 1934**

Please find enclosed the following information furnished pursuant to Rule 12g3-2(b) and the file number noted above.

1. Press Releases of UGG dated:
   - July 14, 2005 - (Press Release – Agricore United Leadership Team To Meet With Farmers)
   - July 14, 2005 – (Gowan Canada Selects Distributors for Avadex and Fortress Herbicides)

Yours very truly,

David J. Carefoot, CA, CBV
Vice President,
Corporate Finance & Investor Relations

PROCESSED
JUL 19 2005
THOMSON FINANCIAL

DJC/slh

cc: Tom Kirk, Corporate Secretary
Peter G. M. Cox, CFO

David Carefoot - Vice President, Corporate Finance and Investor Relations
201 Portage Avenue, P.O. Box 6600, Winnipeg, Manitoba Canada R3C 3A7
Bus: (204) 944-5651 • Fax: (204) 944-5415 • Email: dcarefoot@agricoreunited.com • www.agricoreunited.com



Agricore United Leadership Team To Meet With Farmers

July 14, 2005 Winnipeg - Agricore United Chair Wayne Drul and CEO Brian Hayward will host a series of six meetings with farmer-members across western Canada this summer.

Entitled "Creating Tomorrow's Advantage" the tour is an opportunity for members to have an open dialogue with the company's leadership team on issues that affect their farming operations.

"Agricore United is the only farmer-directed agri-business of its kind in Canada," says Drul. "We value the input of farmers in shaping our policies and the overall direction of the company."

The tour will commence July 21 in Spirit River, Alberta and conclude August 4 in Wilkie, Saskatchewan. The meetings will include presentations by Drul and Hayward on policy issues and industry trends followed by an open discussion.

"We will share our belief that innovation and new technology are keys to the future of prairie agriculture", says Hayward. "We believe Agricore United is uniquely positioned to help farmers take advantage of these changes."

All meetings commence with registration and coffee at 9:30 a.m. and wrap up with a luncheon. Agricore United employees are also invited to attend. Dates and locations are as follows:

July 21 - Legion Hall, Spirit River, AB
July 22 - Best Western Inn & Conference Centre, Sherwood Park, AB
July 26 - Carman Community Hall, Carman, MB
July 27 – Basswood Hall (10 kms west of Minnedosa, MB)
Aug. 3 – Travelodge Hotel, Melfort, SK
Aug. 4 – Wilkie Community Centre, Wilkie, SK

Members and staff are asked to RSVP to their nearest Agricore United facility or call toll-free 1-800-661-4844.

Agricore United is one of Canada's leading agri-businesses. The prairie-based company is diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial markets. Agricore United's shares are publicly traded on the Toronto Stock Exchange under the symbol "AU.LV"

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For further information, please contact:

Tom Steve
Member Services Coordinator
306-343-5060
tsteve@agricoreunited.com


Gowan
CANADA


Agricore
United


UAP
CANADA

GOWAN CANADA SELECTS DISTRIBUTORS FOR AVADEX AND FORTRESS HERBICIDES

July 14, 2005 YUMA, Ariz. - Gowan Canada, the new marketer of triallate brand herbicides, announced its distribution centers effective fall 2005. Agricore United and UAP Canada will be the distributors of Avadex® BW, Avadex® MicroActiv and Fortress® herbicides. Avadex and Fortress provide superior wild oat control, while Fortress provides additional control of wild millet.

Fall or spring pre-plant incorporated treatments of the triallate brands control wild oats and/or wild millet in registered crops as follows: **Avadex MicroActiv** controls wild oats in spring and durum wheat, barley, rapeseed (including canola), flax (not including low linolenic acid varieties), mustard, sugarbeets and canary grass. **Avadex BW** controls wild oats in spring and durum wheat, barley, rapeseed (including canola), flax (not including low linolenic acid varieties), mustard, sugarbeets and dry peas. **Fortress** controls wild oats and wild millet (green and yellow foxtail) in spring and durum wheat, spring barley, rapeseed (including canola), flax (not including low linolenic acid varieties) and mustard. In addition, **Fortress** provides suppression of several annual broadleaved weeds.

"Avadex and Fortress will enhance our product portfolio, providing prairie growers an effective, alternative to control wild oats without cumbersome bundle programs," emphasized Garth Render, marketing manager for UAP Canada.

Bruce Harrison, Agricore United business manager - Crop Protection adds, "It's great to be in a position to re-introduce these products to the market. We're looking forward to providing our customers with additional cost effective solutions for weed management and believe that these products will offer growers another window of opportunity for wild oat and millet control."

"We are excited to offer these effective pre-emergent alternatives to the Canadian grower," said Melissa McQueen, Gowan Canada business manager. "Avadex and Fortress provide control of wild oats before they compete for soil nutrients and moisture to help maximize yields. An application in the fall or before seeding reduces the busy springtime workload and reduces the worry of properly timing a post-emergent herbicide application."

Agricore United is one of Canada's leading agri-businesses. The prairie-based company is diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial markets. Agricore United's shares are publicly traded on the Toronto Stock Exchange under the symbol "AU.LV".

United Agri Products (UAP) is the largest distributor of agricultural and non-crop inputs in the United States and Canada. UAP Canada markets crop protection chemicals and plant nutrients to national and regional dealers. UAP Canada also offers value-added services such as regulatory and marketing to their channel partners with an extensive infrastructure reaching a highly fragmented customer base across Canada.

Gowan Canada is dedicated to providing quality crop protection products to growers in the specialty and broad-acre crop markets. The "Gowan Group" of companies home-based in Yuma, Arizona, champions technology for agriculture and horticulture through innovative product development, public advocacy and quality production.

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For more information, please contact:

Melissa McQueen	Bruce Harrison	Garth Render
Business Manager	Business Manager-Crop Protection	Marketing Manager
Gowan Canada	Agricore United	UAP Canada
(403) 680-0994	(204) 944-2212	(204) 942-2822
mmcqueen@gowanco.com	bharrison@agricoreunited.com	grender@uap.ca